

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 23, 2008

<u>Via U.S. Mail and Facsimile</u>

Curtis W. Mewbourne
President and Director
Mewbourne Energy Partners 07-A, L.P.
3901 South Broadway
Tyler, Texas 75701

> **Re: Mewbourne Energy Partners 07-A, L.P.**
> **Form 10**
> **April 25, 2008**
> **File No. 0-53190**

Dear Mr. Mewbourne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2. The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

3. Please provide updated disclosure with each amendment. For example, we note that updated financial statements will be needed in the amended filing.

Business, page 2

4. Please provide a chart outlining your organizational structure.

5. Please provide a summary of your proposed operations. For example, disclose the total number of wells in which you hold an interest and and/or any milestones or conditions that must be met to retain such interests. Further, please state if you intend to concentrate your operations in a specific geographic region. Also, provide a discussion regarding any insurance that will be obtained by the partnership or your affiliates.

6. Please expand your discussion at page 3 regarding the respective responsibilities of Mewbourne Development Corporation and Mewbourne Oil Company.

7. Please revise this section to discuss all material laws and regulations that may have a material impact on your expenditures, competitive position, or operations.

8. Please provide a complete and accurate summary of all material contracts. In this regard, please provide a description of the gas, operating and drilling program agreements.

9. You disclose that Mewbourne Development Corporation, as managing partner, provides management functions to the partnership. You also disclose that the managing partner has appointed Mewbourne Oil Company as program manager and that "many" of the employees of MOC perform functions for MDC. If material to an understanding of the partnership's operations, revise to clarify the number of

persons at MDC versus MOC who perform functions for the partnership and specify whether any such employees are subject to any collective bargaining arrangements.

10. Please indicate in this section and under "Directors and Executive Officers" at page seven the portion of time you expect each of the executive officers of Mewbourne Development Company and/or Mewbourne Oil Company to spend on your affairs.

Liquidity and Capital Resources, page 4

11. You state that management believes funds are sufficient to complete the wells for which funds have been committed. Revise to clarify the specific plans for drilling and completion of wells given your existing budget through the first six months of fiscal 2008.

12. Revise to describe the "certain circumstances" specified in the partnership agreement that would result in the company using revenues or loans to fund additional capital requirements and the circumstances in which the company would receive loans from its affiliate versus a third party financial institution.

13. Expand your discussion to identify the various drivers underlying your cash flows from operating, investing and financing activities, and to indicate the extent to which the reported amounts are indicative of your expectations for future cash flows.

Certain Relationships and Related Transactions, page 10

14. Revise to clarify how the fee structure you reference on page 7 is consistent with the fee structure disclosed under this heading. Additionally, while we note the reference to the partnership agreement's terms, supplement your disclosure and briefly disclose all factors considered in determining the fees payable to both Mewbourne Development Company and Mewboure Oil Company for their administrative services.

15. Please state whether these transactions were on terms no less favorable than could have been obtained from non-affiliated third parties.

Balance Sheet, page 26

16. Include a footnote to describe the rights and privileges of each class of interests as required by SFAS 129. In particular, address any differences in the rights and privileges of the interests of the managing general partner and other general partners.

17. Disclose the percentage of profits and distributions that the managing general partner is entitled, as it contributed no equity.

Statement of Cash Flows, page 29

18. We note that you classified sales commission and marketing fees paid as a cash outflow from financing activities. Please clarify how you determined that it is appropriate to classify these costs as financing activities as opposed to operating activities. Clarify whether the costs are directly related to the capital contribution from the partners. In addition, explain how you determined that it is appropriate to record these costs directly to partner's capital as opposed to recording the costs in the statement of operations.

Notes to Financial Statements

Note 1 – Significant Accounting Policies

Accounting for Oil and Gas Producing Activities, page 30

19. We note that prepaid well costs represent payments to a related party for the acquisition, exploration and development of Oil and Gas properties for which the activities have not commenced. Please revise your disclosure to clarify when you expect these activities to commence. In addition, explain how you determined that these costs are recoverable.

Income Taxes, page 32

20. Please explain the reasons for the significant difference in financial reporting and tax basis of your net assets.

Exhibits, page 55

21. We note that you have redacted information from Exhibit 3.2, but that you have not filed a request for confidential treatment. Please file such a request, or file an unredacted version of your exhibit.

Engineering Comments

General

22. Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Supplemental Oil and Gas Information (Unaudited), page 49

Changes in proved oil and gas reserves for the six months ended December 31, 2007, page 51

23.   You state that your proved reserves are 456 thousand barrels of oil and 28.8 BCF of gas and that they are essentially all proved developed. You indicate under the Properties section that you have drilled 26 gross productive wells and the net number of oil and gas wells is 5.306. This would indicate that the average reserves per well is 85.9 thousand barrels of oil and 5.4 BCF of gas. Please tell us if this is correct.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 or Chris White, Branch Chief at (202) 551-3461 if you have questions regarding the accounting comments. Please contact Jim Murphy, Petroleum Engineer at (202) 551-3703 with any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mellissa Campbell Duru
       Gary Newberry
       Jim Murphy
       Sean Donahue
       Chris White
       Rob Little 214-999-7931